FOURTH AMENDED AND RESTATED

OPERATING EXPENSE LIMITATION AGREEMENT

DIREXION SHARES ETF TRUST

THIS OPERATING EXPENSE LIMITATION AGREEMENT (the “Agreement”), amends and restates the Operating Expense Limitation Agreement dated May 20, 2009, by and between DIREXION SHARES ETF TRUST, a Delaware statutory trust (the “Trust”), on behalf of each of the series listed on Appendix A hereto (each a “Fund” and collectively, the “Funds”), as such schedule may be amended from time to time, and the adviser of the Funds, Rafferty Asset Management, LLC, a New York limited liability corporation (the “Adviser”), is effective as to each Fund, as of the effective date listed on Appendix A.

WHEREAS, the Funds are responsible for, and have assumed the obligation for, payment of all of their expenses, including pursuant to a certain Investment Advisory Agreement and the Management Services Agreement between the Adviser and the Trust with respect to each Fund; and

WHEREAS, the Adviser renders advice to the Funds pursuant to the Investment Advisory Agreement and services to the Funds pursuant to a Management Services Agreement, each between the Trust and the Adviser; and

WHEREAS, the Adviser desires to limit the Funds’ Total Annual Fund Operating Expenses (as that term is defined below in Paragraph 2 of this Agreement) pursuant to this Agreement, and the Trust (on behalf of the Funds) desires to allow the Adviser to implement such limits;

NOW THEREFORE, in consideration of the covenants and the mutual premises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1.

Limit On Total Annual Fund Operating Expenses. The Adviser hereby agrees to limit each Fund’s Total Annual Fund Operating Expenses to an annual rate, expressed as a percentage of the Fund’s average daily net assets, to the amounts listed in Appendix A (the “Annual Limits”). In the event that the Total Annual Fund Operating Expenses of a Fund, as accrued monthly, exceed its Annual Limit (the amount of such excess, the “Reimbursement”), the Adviser will waive its fee under the Investment Advisory Agreement and/or Management Services Agreement and within 30 days of receiving notice of the Reimbursement, pay Fund expenses to the extent necessary to cover the Reimbursement.

2.

Definition. For purposes of this Agreement, the term “Total Annual Fund Operating Expenses” with respect to each Fund is defined to include all fees and expenses of the Fund necessarily or appropriately incurred in connection with the operation of the Fund. For avoidance of doubt, the term “Total Annual Fund Operating Expenses” does not include any front-end or contingent deferred sales loads, taxes, swap financing and related costs, dividends or interest on short positions, other interest expenses, brokerage commissions, expenses incurred in connection with any merger or reorganization, acquired fund fees and expenses, and extraordinary expenses such as indemnification and litigation, or any other similar expense (“Excluded Expenses”). The Adviser at its sole discretion may pay, reimburse or otherwise assume such Excluded Expense(s), in which case such Excluded Expense(s) will be subject to recoupment by the Adviser pursuant to Paragraph 3 hereof.

For purposes of this Paragraph 2, the term “acquired fund fees and expenses” means the indirect fees and expenses that a Fund incurs as a result of investing in the shares of other investment companies.

3.

Recoupment. The Adviser retains its right to recoup from each Fund the full amount of any Reimbursement waived or paid by the Adviser to the Fund pursuant to this Agreement, provided that such recoupment is made within three years of the Reimbursement and the recoupment does not cause the relevant Fund’s Total Annual Fund Operating Expenses to exceed the lesser of (i) the Fund’s Annual Limit at the time of the Reimbursement and (ii) the Fund’s Annual Limit at the time of the recoupment.

4.	Term. The Annual Limit shall be in effect for each Fund until the termination date indicated on Appendix A, unless sooner terminated as provided in Paragraph 5 of this Agreement.

5.

Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust (“Board’), on behalf of one or more Funds, upon notice to the Adviser. This Agreement may not be terminated by the Adviser, on behalf of one or more Funds, without the consent of the Board. This Agreement automatically will terminate with respect to a Fund if the Investment Advisory Agreement is terminated with respect to such Fund, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination. No shareholder approval is required to terminate or amend this Agreement.

6.	Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7.

Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8.

Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to the conflict of laws principles hereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any applicable federal law, regulation or rule, including the Investment Company Act of 1940, and the Investment Advisers Act of 1940, and any rules and regulations promulgated thereunder.

9.

Amendments. The parties may amend Appendix A to this Agreement from time to time to add or delete Funds and, subject to Paragraph 5 hereof, update the termination date of the Annual Limits with respect to a Fund by including such changes in an updated version Appendix A.

10.

Binding Effect. A copy of the Certificate of Trust establishing the Trust is on file with the Secretary of The State of Delaware, and notice is hereby given that this Agreement is executed by the Trust on behalf of the Funds by an officer of the Trust as an officer and not individually and that the obligations of or arising out of this Agreement are not binding upon any of the Trustees, officers or shareholders individually but are binding only up on the assets and property belonging to the Funds.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed.

DIREXION SHARES ETF TRUST		RAFFERTY ASSET MANAGEMENT, LLC

By:	/s/ Daniel D. O’Neill	By:	/s/ Daniel D. O’Neill
Name:	Daniel D. O’Neill	Name:	Daniel D. O’Neill
Title:	Chief Executive Officer	Title:	Managing Director

Date:	9/1/2017	Date:	9/1/2017

Dated: May 20, 2009

Amended and Restated: November 26, 2013

Amended and Restated: November 24, 2015

Amended and Restated: August 23, 2016

Amended and Restated: August 24, 2017

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